May 19, 2010

Sarah Cogan, Esq.
Simpson Thatcher & Bartlett, L.L.P.
425 Lexington Avenue
New York, New York 10017

Re:	ClearBridge Energy MLP Fund, Inc.
	File Nos. 333-166021 and 811-22405

Dear Ms. Cogan:

	We have reviewed the registration statement on Form N-2 for the
ClearBridge Energy MLP Fund ("Fund"), registering its common shares, filed with the Commission on April 13, 2010. We have the following comments.
Prospectus

Cover

	Portfolio Contents

	How does the Fund determine whether MLPs are in, or "engaged in" the energy sector? See, Rule 35d-1 under the Investment Company
Act
of 1940.

	No Prior Trading History

	Please ensure that this disclosure is prominent.  See, Item
1.1.j of Form N-2.

	Pricing Table

      Please confirm that the pricing table and preceding two paragraphs of narrative disclosure are located on the outside front cover page of the prospectus.

      Please remove the line item "Estimated Offering Expenses" from the pricing table and place in a footnote to the table.

      Please delete the word "may" from the first sentence of
footnote 2 to the pricing table, and state that LMPFA has agreed to
pay . . . .






General

	Please state in your response letter whether FINRA has reviewed and approved the proposed terms, compensation, and other considerations of the underwriting arrangements contained in the registration statement.

	Please confirm that the Fund does not intend to issue preferred stock or debt in the upcoming year. If the Fund does so intend, please include the additional costs in the fee table.

Summary

	The Fund`s Investments

	In the paragraph titled "Debt Securities", please clarify that below investment grade debt is also known as "junk."

	Please disclose that shareholders will receive 60 days advance written notice if the Fund`s 80% policy is to be changed.

	In the paragraph titled "Other Equity Securities", please explain how issuers will be determined to be "engaged primarily in the energy sector."

	Tax Matters

      Please furnish us with a representation that the Fund will disclose estimates of the tax characteristics of its distributions in its quarterly reports, even though its tax numbers cannot be finalized until its fiscal year-end. Estimates of the tax characterizations of the Fund`s distributions in its periodic reports will alert shareholders to potential year-end tax consequences.

	Special Risk Considerations

	Please include summary descriptions of all principal risks of investing in the Fund in this section.

      Please include in this section a list of the disadvantages of investment in the Fund compared to direct investment in MLPs, e.g., duplication of fees.

      Investment Manager

      Please clarify which management services LMPFA, rather than ClearBridge, will provide to the Fund.



Summary of Fund Expenses

	From the second sentence of the narrative paragraph preceding the table, please delete the words "and `Total Annual Expenses`."
Also, please delete the last sentence of the paragraph.

	Disclosure elsewhere in the prospectus indicates the Fund may invest in other investment companies and sell stocks short, yet the fee table contains no line item for acquired fund fees and expenses or payment of dividends on stocks sold short. Please explain this apparent inconsistency, or make the appropriate changes to the fee table.

	Please add a line item to the fee table disclosing any estimated income tax expenses.

	Please delete footnotes 5 and 6, as they are repetitive.

	Please delete from the first sentence of footnote 7 the words "in this footnote" and "Unlike the table above however, the table below". Insert a comma after "Common Stock", and change "assumes" to
"assuming."

Example

	Please delete from the first sentence of the narrative paragraph preceding the table the words "As required by the relevant SEC regulations,."

	Please make prominent the first two sentences of footnote one.

Statement of Additional Information

Investment Restrictions

	Since the Fund may make short sales and issue senior securities, please revise the relevant restrictions to more accurately reflect the Funds policies.

General
	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.
      Please advise us if you have submitted or expect to submit any additional exemptive applications or no-action requests in connection with the registration statement.

      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
	Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.



							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel